December 20, 1995

Food Technology Service, Inc.
1801 Thonotosassa Road
Plant City, Florida
33566

Attention:  Mr. Sam Whitney/Chairman

RE: Conversion of Nordion International Inc.'s ("Nordion") accrued interest on Indebtedness of Food Technology Service, Inc. ("FTSI")

Dear Sir:

As you know, Nordion is committed to food irradiation and has provided support to ensure the ongoing success of FTSI. We have provided marketing assistance, technical advice and expertise generally. We wish to extend our involvement with FTSI and by this letter, request conversion of outstanding interest into equity.

Reference is made to the Letter Agreement dated November 23, 1994 between FTSI and Nordion providing amongst other things, the interest rate applicable to the entire indebtedness owing by FTSI to Nordion.

Pursuant to such Letter Agreement interest accrues on all outstanding indebtedness owed to FTSI to Nordion at the Barnett Bank (Florida) U.S. prime rate in effect from time to time plus 1%. Such Agreement further provides for Nordion's entitlement to convert all or any portion of FTSI's indebtedness to Nordion, into shares of FTSI.

Nordion hereby provides notice to FTSI, that it desires to convert into common shares of FTSI, $65,000 (U.S.) of FTSI's indebtedness to Nordion as at December 31, 1995. This conversion shall be effected at a price per share of $0.80 (US). FTSI shall issue a share certificate to Nordion representing such shares.

By signing this Letter Agreement, FTSI agrees to the conversion of the aforementioned amount into common shares of FTSI.

Yours very truly,

Frank M. Fraser
Vice President, Market Development

The foregoing is acknowledged  and agreed this 20th day of December 1995.

      FOOD TECHNOLOGY SERVICE INC.

by:
      Sam Whitney, Chairman

cc:  Ben Butler